Exhibit 99.1

Alibaba Group Announces March Quarter 2018 Results and
Full Fiscal Year 2018 Results

Hangzhou, China, May 4, 2018 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended March 31, 2018 and fiscal year then ended.

“Alibaba Group had an excellent quarter and fiscal year, driven by robust growth in our core commerce business and investments we have made over the past several years in longer-term growth initiatives,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “With the continuing roll out of our New Retail strategy, our e-commerce platform is developing into the leading retail infrastructure of China. During the past year we also doubled down on technology development, cloud computing, logistics, digital entertainment and local services so that we are in a position to capture consumption growth in China and other emerging markets.”

“Fiscal 2018 culminated with a quarter we are very proud of. Full year revenue grew 58%, core commerce revenue grew 60%, with profit growth of over 40% and annual free cash flow of US$15.8 billion,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “Looking ahead to fiscal 2019, we expect overall revenue growth above 60%, reflecting our confidence in our core business as well as positive momentum in new businesses. We expect our new growth initiatives will drive long-term, sustainable value for our customers and partners and increase our total addressable market.”

BUSINESS HIGHLIGHTS

In the quarter ended March 31, 2018:

•                  Revenue was RMB61,932 million (US$9,873 million), an increase of 61% year-over-year.

•                  Revenue from core commerce increased 62% year-over-year to RMB51,287 million (US$8,176 million).

•                  Revenue from cloud computing increased 103% year-over-year to RMB4,385 million (US$699 million).

•                  Revenue from digital media and entertainment increased 34% year-over-year to RMB5,272 million (US$840 million).

•                  Revenue from innovation initiatives and others increased 8% year-over-year to RMB988 million (US$158 million).

•                  Annual active consumers on our China retail marketplaces reached 552 million, an increase of 37 million from the 12-month period ended December 31, 2017.

•                  Mobile MAUs on our China retail marketplaces reached 617 million in March 2018, an increase of 37 million over December 2017.

•                  Income from operations was RMB9,221 million (US$1,470 million) and adjusted EBITA increased 11% year-over-year to RMB16,805 million (US$2,679 million); adjusted EBITA for core commerce was RMB22,186 million (US$3,537 million), an increase of 19% year-over-year.

•                  Adjusted EBITA margin for core commerce was 43%. Excluding New Retail, revenue of which we primarily record on a gross basis, the consolidation of Cainiao Network and investments in Lazada, adjusted core commerce EBITA margin was similar to the prior year period. Our New Retail businesses primarily include Hema, Intime and Tmall Import.

•                  Net income attributable to ordinary shareholders was RMB7,561 million (US$1,206 million) and net income was RMB6,641 million (US$1,059 million). Non-GAAP net income was RMB14,099 million (US$2,248 million), an increase of 35% year-over-year.

•                  Diluted EPS was RMB2.88 (US$0.46) and non-GAAP diluted EPS was RMB5.73 (US$0.91), an increase of 32% year-over-year.

•                  Net cash provided by operating activities was RMB14,180 million (US$2,261 million) and non-GAAP free cash flow was RMB8,564 million (US$1,365 million).

In the fiscal year ended March 31, 2018:

•                  Revenue was RMB250,266 million (US$39,898 million), an increase of 58% year-over-year.

•                  Revenue from core commerce increased 60% year-over-year to RMB214,020 million (US$34,120 million).

•                  Revenue from cloud computing increased 101% year-over-year to RMB13,390 million (US$2,135 million).

•                  Revenue from digital media and entertainment increased 33% year-over-year to RMB19,564 million (US$3,119 million).

•                  Revenue from innovation initiatives and others increased 10% year-over-year to RMB3,292 million (US$524 million).

•                  Annual active consumers on our China retail marketplaces reached 552 million, an increase of 98 million from the 12-month period ended March 31, 2017.

•                  Mobile MAUs on our China retail marketplaces reached 617 million in March 2018, an increase of 110 million over March 2017.

•                  GMV transacted on our China retail marketplaces was RMB4,820 billion (US$768 billion), representing an accelerated year-over-year growth rate of 28% (compared to an annual growth rate of 22% in fiscal year 2017).  Tmall physical goods GMV increased 45% year-over-year.

•                  Income from operations was RMB69,314 million (US$11,050 million) and adjusted EBITA increased 40% year-over-year to RMB97,003 million (US$15,465 million); adjusted EBITA for core commerce was RMB114,100 million (US$18,190 million), an increase of 38% year-over-year.

•                  Adjusted EBITA margin for core commerce was 53%. Excluding New Retail, revenue of which we primarily record on a gross basis, the consolidation of Cainiao Network and investments in Lazada, adjusted core commerce EBITA margin would have been 63%. Our New Retail businesses primarily include Intime, Hema and Tmall Import.

•                  Net income attributable to ordinary shareholders was RMB63,985 million (US$10,201 million) and net income was RMB61,412 million (US$9,791 million).  Non-GAAP net income was RMB83,214 million (US$13,266 million), an increase of 44% year-over-year.

•                  Diluted EPS was RMB24.51 (US$3.91) and non-GAAP diluted EPS was RMB32.86 (US$5.24), an increase of 40% year-over-year.

•                  Net cash provided by operating activities was RMB125,171 million (US$19,955 million) and non-GAAP free cash flow was RMB99,362 million (US$15,841 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Our Core Commerce segment delivered 60% in year-over-year revenue growth in fiscal year 2018, the highest revenue growth rate since our IPO.  The robust performance in this segment benefited from significant contributions from several areas: personalization of our China retail marketplaces through investments in content and technology, expansion of our global and cross-border retail marketplaces through organic growth and acquisitions, and expansion of our total addressable market beyond e-commerce to capture consumer wallet share through online/offline integration (i.e., New Retail).

During fiscal year 2018, our China retail marketplaces recorded total GMV of RMB4,820 billion (US$768 billion), up 28% year-over-year.  This robust growth was driven by Tmall physical goods GMV, which increased 45% year-over-year, demonstrating Tmall’s ability to capture incremental B2C market share while operating at scale.

Taobao — redefining the shopping experience. Fiscal year 2018 witnessed the success of Taobao App’s strategy to redefine the shopping experience through innovative content formats and intelligent personal recommendations.  These initiatives drove strong growth in user engagement, purchase conversion and annual active consumers. A robust content ecosystem has developed around the Taobao App to propel it into one of the most popular mobile apps in China.  As of March 31, 2018, approximately 1.5 million content creators were actively supporting the Taobao App and helping brands on our platform engage with consumers through curated posts, short-form videos and live-broadcast events.

We achieved strong results from investments in user acquisition, engagement and repeat visits and transactions. In March 2018, we achieved a net increase from the prior quarter of 37 million mobile MAUs on our China retail marketplaces to a total of 617 million mobile MAUs. The robust growth of mobile users and a successful Chinese New Year promotional campaign resulted in the increase of annual active consumers to 552 million for the 12 months ended March 31, 2018.

Tmall — reaccelerating growth and furthering market leadership.  Tmall continued to gain wallet share and expand our B2C market leadership, with physical goods GMV up 45% year-over-year in fiscal year 2018.  For fiscal year 2018, Tmall recorded 45% year-over-year growth for physical goods GMV, reflecting strength in apparels, FMCG, home appliances and consumer electronics categories.  Tmall demonstrated its strong value proposition to brands and merchants not only as a distribution platform but also an enabler for brands and merchants to reach new customers and service repeat customers through our marketing tools and consumer data insights.

Tmall continues to be the platform of choice for the world’s top brands. H&M, Marni and Yonex established flagship stores on Tmall this quarter. As of March 31, 2018, there were over 150,000 brands on Tmall.  Our newly established Luxury Pavilion now counts close to 50 brands, including Burberry, Dom Perignon, Tod’s, Zenith, La Mer, Maserati, and Guerlain.

New Retail — capturing consumption patterns of the future. Through incubation of new concepts and technologies and strategic alliances, our New Retail strategy is shaping consumer behavior of the future by offering a seamless integration of online/offline shopping experience.  In the process, we are driving a massive transformation of the traditional retail industry by digitizing the entire retail operation, with a focus on in-store technology, digitized inventory and supply chain systems, consumer insights and mobile payments.

Hema, our unique proprietary grocery retail format, exemplifies the convergence of online and offline activities by using retail stores to warehouse and fulfill online orders in addition to offering a rich and fun experience for customers who shop in-store.  Because of the proximity of store locations to consumer communities, Hema can deliver to customers who order online within 30 minutes. Recently, Hema started a 24-hour delivery service in Shanghai and Beijing with an expanding selection of products.

International — investments for long-term growth.  Our cross-border and international retail businesses continue to show promising growth. Revenue from our international commerce retail business grew 94% year-over-year in fiscal year 2018.

Over the past year, we have integrated Lazada’s operations into the Alibaba ecosystem by re-architecting its core technology infrastructure and strengthening its management team.  Southeast Asia has developed into a very competitive market but is still in the early stages of online retail penetration.  Our commitment to the region is reflected in our recent decision to invest US$2 billion, in addition to the approximately US$2 billion we have already invested, into Lazada to accelerate its growth and customer reach.

On the cross-border trade front, Tmall Global is the premier platform for overseas brands and retailers to reach Chinese consumers, build brand awareness and gain valuable Chinese consumer insights without the need for physical operations in China.  As of March, 2018, there were 18,000 brands from 74 countries and regions selling into China through Tmall Global.  According to Analysys, during the nine months ended in December 2017, Tmall Global was the number one cross-border e-commerce platform in China based on transaction value.

Cainiao Network — data enabled logistics. Cainiao Network continued to develop its data platform and technology as the infrastructure for our New Retail strategy and means to ensure faster and more accurate delivery to consumers. In March, we launched the first e-commerce dedicated intercontinental flight, significantly shortening the delivery time of packages shipped from China to Russia.

Cloud Computing

Cloud computing revenue grew 101% year-over-year to RMB13,390 million (US$2,135 million) in fiscal year 2018, driven by robust growth of paying customers and increasing revenue-per-customer, reflecting higher value-added products. According to IDC, Alibaba Cloud is the leader in China’s market for infrastructure-as-a-service (IaaS) with a 47.6% market share as measured by revenue in the first half of 2017, an increase from 42.4% in the first half of 2016. We are seeing significant traction and diversification of customers and revenue, and will continue to invest to further expand the market by developing value-added products and features.

In the March 2018 quarter, Alibaba Cloud launched 316 new products and features, over 60 of which were focused on artificial intelligence, data management and security.  Most recently, we launched Link Edge, a proprietary edge computing software to enable the development of IoT applications in industries such as manufacturing, real estate and public facilities, such as airports and train stations.

Alibaba Cloud continues to expand its global footprint and customer base, most recently adding a new data center in Indonesia, increasing Alibaba Cloud’s global footprint to 18 countries and regions worldwide. For the March 2018 quarter, selected large enterprise customers and major partnerships included:

•                  China National Petroleum Corporation, one of the largest petroleum companies in China, is building its procurement platform on Alibaba Cloud, leveraging our private cloud, big data, and security products and services.

•                  Malaysia Digital Economy Corporation: The Malaysian Government is adopting our City Brain platform for traffic management in Malaysia’s capital city Kuala Lumpur. This platform leverages advanced technologies, including AI, big data analytics and computer vision to manage and optimize city traffic.

•                  Cathay Pacific, a leading global airline headquartered in Hong Kong, adopted our security and data protection consultancy services to protect its operations in China.

Digital Media and Entertainment

We believe consumer spending on entertainment will continue to increase in China as the country’s growing middle class increase their share of consumption of discretionary items beyond basic material needs. Through our investment in technology, content and talent during fiscal year 2018, we have built a solid foundation to expand into the digital consumption economy beyond our core commerce business.  We are well-positioned to execute our strategy to grow the digital media and entertainment business as we leverage our customer base of 552 million annual active consumers and insights about their interests and preferences.  The synergy between our commerce business and entertainment can deliver a superior user experience while increasing customer loyalty and subscription revenue, as well as return on investment for advertisers.

During the quarter, our online video unit Youku demonstrated the powerful effects of original content development, as our proprietary reality shows and exclusive drama series drove the growth of daily average subscribers by over 160% year-over-year.

Innovation Initiatives & Technology Development

During fiscal year 2018, several of our innovation initiatives resulted in products that have acquired significant user scale.

AutoNavi is the largest provider of mobile digital maps, navigation and real-time traffic information in China by daily active users as of March 2018, with the number of daily active users reaching approximately 60 million, according to QuestMobile. AutoNavi’s open digital map platform also powers major mobile apps for food delivery, ride hailing service and social networking. During this quarter, AutoNavi’s proprietary navigation system for vehicles (AMAP AUTO 3.0) was launched and implemented in select vehicles of major China automakers.

DingTalk, with messaging as its core product feature, has successfully penetrated the enterprise communication and collaboration market.  DingTalk unifies the critical tasks of communication and collaboration in the work place, offering text, photo, voice and video communication, collaboration features and workflow management, such as convenient attendance recording and expense approval features.

Local Services

Ele.me — strategic acquisition that will enlarge our addressable market and better service our consumers.  On April 2, 2018, we announced our agreement to acquire the remaining outstanding equity interest in Ele.me, one of the two leading online food delivery platforms in China.  According to Analysys, the size of the online food delivery industry in China was RMB208 billion (US$33 billion) in 2017.  Through this acquisition, we will integrate Ele.me, which operates in over 600 cities serving millions of consumers, into our ecosystem and its local delivery network will become a core piece of our New Retail strategy.  Ele.me’s consumer reach and its relationship with restaurants will be complementary with Koubei, our joint venture with Ant Financial that provides listings of local service establishments including restaurants, bars and beauty salons.  By combining Ele.me’s online delivery service with Koubei’s consumer engagement capability for a range of food and beverage-related and other service establishments, we will be able to offer an integrated local services experience to consumers.

Ant Financial

During fiscal year 2018, we agreed to take a 33% equity stake in Ant Financial to strengthen our strategic relationship pursuant to a series of agreements reached with Ant Financial in 2014.

We believe deepening our relationship through an equity stake in Ant Financial would bring key strategic benefits to us, including advancing our New Retail strategy with mobile payments, increasing user acquisition and retention through collaboration with the Alipay digital wallet, and enhancing the execution of our international expansion. In addition, the equity stake in Ant Financial enables Alibaba and our shareholders to participate in the future growth of the financial technology sector.

Ant Financial has built a unique value proposition through its capability to offer integrated financial solutions, such as wealth management and consumer finance services, leading to a fast expanding user base and business scale. During the March 2018 quarter, Ant Financial continued to aggressively invest in their business leading to robust user acquisition and engagement. These investments resulted in a net loss for Ant Financial in the quarter. During the fiscal year ended March 31, 2018, Alipay, together with its global JV partners, served around 870 million annual active users globally.  Ant Financial also supports economic development in China by serving more than 15 million small businesses as of March 2018 through lending, cash management and insurance services.

Cash Flow from Operating Activities and Free Cash Flow

Net cash provided by operating activities in the quarter ended March 31, 2018 was RMB14,180 million (US$2,261 million), an increase of 32% compared to RMB10,746 million in the same quarter of 2017. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended March 31, 2018 was RMB8,564 million (US$1,365 million), an increase of 7% compared to RMB7,980 million in the same quarter of 2017. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

KEY OPERATIONAL METRICS*

	March 31, 2017	December 31, 2017	March 31, 2018	% Change
				YoY	QoQ
China Commerce Retail:
Annual active consumers(1) (in millions)	454	515	552	22%	7%
Mobile monthly active users (MAUs)(2) (in millions)	507	580	617	22%	6%

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2017.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

MARCH QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended March 31,
	2017	2018
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	38,579	61,932	9,873	61%

Income from operations	9,532	9,221	1,470	(3	)%(3)
Operating margin	25%	15%
Adjusted EBITDA(2)	16,597	19,454	3,101	17%
Adjusted EBITDA margin(2)	43%	31%
Adjusted EBITA(2)	15,151	16,805	2,679	11%
Adjusted EBITA margin(2)	39%	27%

Net income	9,852	6,641	1,059	(33	)% (4)
Net income attributable to ordinary shareholders	10,647	7,561	1,206	(29	)% (4)
Non-GAAP net income(2)	10,440	14,099	2,248	35%

Diluted earnings per share/ADS (EPS)	4.12	2.88	0.46	(30	)%(4)
Non-GAAP diluted EPS(2)	4.35	5.73	0.91	32%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.2726 to US$1.00, the exchange rate on March 30, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year decrease was primarily due to the increase in share-based compensation expenses by RMB1,949 million, from RMB4,306 million in the quarter ended March 31, 2017 to RMB6,255 million in the quarter ended March 31, 2018.

(4)         The year-over-year decrease was primarily due to non-recurring disposal gains arising from sale of certain investments in the same quarter of 2017.

MARCH QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended March 31, 2018
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)

Revenue	51,287		4,385	5,272	988	—	61,932	9,873

Income (loss) from operations	18,660		(1,063)	(3,541)	(2,019)	(2,816)	9,221	1,470
Add: Share-based compensation expense	2,693		707	536	1,153	1,166	6,255	997
Add: Amortization of intangible assets	833		3	410	6	77	1,329	212

Adjusted EBITA	22,186		(353)	(2,595)	(860)	(1,573)	16,805	2,679
Adjusted EBITA margin	43	%(2)	(8)%	(49)%	(87)%		27%

	Three months ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	31,570	2,163	3,927	919	—	38,579

Income (loss) from operations	16,500	(505)	(2,586)	(1,888)	(1,989)	9,532
Add: Share-based compensation expense	1,477	335	418	1,043	1,033	4,306
Add: Amortization of intangible assets	602	1	457	163	90	1,313

Adjusted EBITA	18,579	(169)	(1,711)	(682)	(866)	15,151
Adjusted EBITA margin	59%	(8)%	(44)%	(74)%		39%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Adjusted EBITA margin is lower than prior year period mainly due to New Retail, the consolidation of Cainiao Network, investments in Lazada and spending in growing user base and improving user experience.  Revenue of New Retail, which is included in the core commerce segment, is primarily recorded on a gross basis, which implies lower gross margins. Our New Retail businesses primarily include Hema, Intime and Tmall Import.

MARCH QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended March 31, 2018 was RMB61,932 million (US$9,873 million), an increase of 61% compared to RMB38,579 million in the same quarter of 2017.  The increase was mainly driven by the robust revenue growth of our China commerce retail business, Alibaba Cloud and international commerce retail business, as well as the consolidation of Cainiao Network and Intime.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended March 31,
	2017		2018
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	17,086	44%	22,993	3,666	37%	35%
- Commission	8,205	21%	11,367	1,812	18%	39%
- Others	524	2%	5,825	928	10%	1,012%
	25,815	67%	40,185	6,406	65%	56%
China commerce wholesale	1,469	4%	1,883	300	3%	28%
International commerce retail	2,429	6%	3,967	632	6%	63%
International commerce wholesale	1,509	4%	1,699	271	3%	13%
Cainiao logistics services	—	—	2,852	455	5%	N/A
Others	348	1%	701	112	1%	101%
Total core commerce	31,570	82%	51,287	8,176	83%	62%

Cloud computing	2,163	6%	4,385	699	7%	103%
Digital media and entertainment	3,927	10%	5,272	840	8%	34%
Innovation initiatives and others	919	2%	988	158	2%	8%
Total	38,579	100%	61,932	9,873	100%	61%

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended March 31, 2018 was RMB40,185 million (US$6,406 million), or 65% of total revenue, an increase of 56% compared to RMB25,815 million in the same quarter of 2017. This robust revenue growth reflected the growth of our New Retail initiatives (included in “China commerce retail — Others” above) in the China commerce retail business, mainly the Hema fresh food grocery business, the import business and Intime Department Stores.

In addition, revenue from our China retail marketplaces (mainly comprised of Taobao and Tmall) continued to see strong growth. Customer management revenue grew by 35% year-over-year, driven largely by increases in the average unit price per click and to a lesser extent the volume of clicks, reflecting our ability to deliver highly relevant recommendations to consumers through personalization technology and the higher value that merchants put on such technology to reach the relevant users and increase conversion. This growth resulted in higher average spending per merchant on our customer management services. Commission revenue grew by 39% year-over-year, primarily due to strong 40% year-over-year growth in physical goods GMV on Tmall. Other revenue was RMB5,825 million (US$928 million), a significant increase compared to RMB524 million in the same quarter of 2017, primarily driven by our New Retail businesses, including consolidation of Intime and contribution from Tmall Import and Hema.

Annual active consumers — Our China retail marketplaces had 552 million annual active consumers in the 12 months ended March 31, 2018, compared to 515 million in the 12 months ended December 31, 2017, representing a net addition of 37 million from the prior quarter, and a 22% increase from 454 million in the 12 months ended March 31, 2017. The increase in annual active consumers is primarily due to better new customer acquisition in lower tier cities and the successful Chinese New Year promotional campaign.  The longer consumers have been with our platform, the more they spend and the more orders they place across more product categories.

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 617 million in March 2018, compared to 580 million in December 2017, representing a net addition of 37 million MAUs in the quarter and a 22% increase from 507 million in March 2017.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended March 31, 2018 was RMB1,883 million (US$300 million), an increase of 28% compared to RMB1,469 million in the same quarter of 2017. The increase was primarily due to an increase in the average revenue from paying members on our 1688.com platform.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended March 31, 2018 was RMB3,967 million (US$632 million), an increase of 63% compared to RMB2,429 million in the same quarter of 2017. The increase was primarily due to the growth in revenue generated from Lazada and AliExpress, driven by strong GMV growth on these two marketplaces.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended March 31, 2018 was RMB1,699 million (US$271 million), an increase of 13% compared to RMB1,509 million in the same quarter of 2017.

•                  Cainiao logistics services

Revenue from Cainiao logistics services represents revenue from the domestic and cross-border fulfilment services provided by Cainiao Network, after elimination of inter-company transactions.  We started to consolidate Cainiao Network in mid-October 2017.

Cloud computing

Revenue from our cloud computing business in the quarter ended March 31, 2018 was RMB4,385 million (US$699 million), an increase of 103% compared to RMB2,163 million in the same quarter of 2017, primarily driven by an increase in the number of paying customers and also by an increase in their usage of our cloud computing services including more complex offerings, such as content delivery network and database services.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended March 31, 2018 was RMB5,272 million (US$840 million), an increase of 34% compared to RMB3,927 million in the same quarter of 2017. The increase was primarily due to an increase in subscription revenue from Youku Tudou and an increase in revenue from mobile value-added services provided by UCWeb, such as news feeds and mobile search.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended March 31, 2018 was RMB988 million (US$158 million), an increase of 8% compared to RMB919 million in the same quarter of 2017.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended March 31,					% of
	2017		2018			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	15,490	40%	32,504	5,182	53%	13%
Product development expenses	4,518	12%	6,686	1,066	11%	(1)%
Sales and marketing expenses	4,332	11%	7,641	1,218	12%	1%
General and administrative expenses	3,394	9%	4,551	725	7%	(2)%
Amortization of intangible assets	1,313	3%	1,329	212	2%	(1)%
Total costs and expenses	29,047	75%	52,711	8,403	85%	10%

Share-based compensation expense by function:
Cost of revenue	1,226	3%	1,680	268	3%	0%
Product development expenses	1,394	4%	2,461	392	4%	0%
Sales and marketing expenses	461	1%	671	107	1%	0%
General and administrative expenses	1,225	3%	1,443	230	2%	(1)%
Total share-based compensation expense	4,306	11%	6,255	997	10%	(1)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	14,264	37%	30,824	4,914	50%	13%
Product development expenses	3,124	8%	4,225	674	7%	(1)%
Sales and marketing expenses	3,871	10%	6,970	1,111	11%	1%
General and administrative expenses	2,169	6%	3,108	495	5%	(1)%
Amortization of intangible assets	1,313	3%	1,329	212	2%	(1)%
Total costs and expenses excluding share-based compensation expense	24,741	64%	46,456	7,406	75%	11%

Cost of revenue — Cost of revenue in the quarter ended March 31, 2018 was RMB32,504 million (US$5,182 million), or 53% of revenue, compared to RMB15,490 million, or 40% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 37% in the quarter ended March 31, 2017 to 50% in the quarter ended March 31, 2018. The increase was primarily due to cost of inventory in our New Retail businesses and Lazada, as well as investments in Cainiao Network and our spending in growing user base and improving user experience.

Product development expenses — Product development expenses in the quarter ended March 31, 2018 were RMB6,686 million (US$1,066 million), or 11% of revenue, compared to RMB4,518 million, or 12% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 8% in the quarter ended March 31, 2017 to 7% in the quarter ended March 31, 2018.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended March 31, 2018 were RMB7,641 million (US$1,218 million), or 12% of revenue, compared to RMB4,332 million, or 11% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 10% in the quarter ended March 31, 2017 to 11% in the quarter ended March 31, 2018, primarily due to an increase in our discretionary advertising and promotional spending for user acquisition that led to a significant increase in annual active consumers and MAUs during the quarter.

General and administrative expenses — General and administrative expenses in the quarter ended March 31, 2018 were RMB4,551 million (US$725 million), or 7% of revenue, compared to RMB3,394 million, or 9% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 6% in the quarter ended March 31, 2017 to 5% in the quarter ended March 31, 2018.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended March 31, 2018 was RMB6,255 million (US$997 million), an increase of 45% compared to RMB4,306 million in the same quarter of 2017. Share-based compensation expense as a percentage of revenue decreased to 10% in the quarter ended March 31, 2018 from 11% in the same quarter of 2017. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	March 31, 2017		December 31, 2017		March 31, 2018			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	3,180	8%	4,371	5%	4,176	666	7%	31%	(4)%
- Ant Financial employees and other consultants(1)	579	2%	293	1%	389	62	1%	(33)%	33%
Ant Financial share-based awards granted to our employees(1)	339	1%	232	0%	1,483	236	2%	337%	539%
Others	208	0%	219	0%	207	33	0%	0%	(5)%
Total share-based compensation expense	4,306	11%	5,115	6%	6,255	997	10%	45%	22%

(1)                    Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees in this quarter remained relatively stable as compared to the previous quarter.

Share-based compensation expense related to Ant Financial share-based awards granted to our employees increased in this quarter compared to the previous quarter, mainly due to the effect of mark-to-market accounting treatment.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards we grant to our employees and consultants in the future. Furthermore, our share-based compensation expense will also be affected by the anticipated increase in fair value of share-based awards of Ant Financial Services. As a result of these factors, we expect that our share-based compensation expense will likely increase, although any such increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended March 31, 2018 was RMB1,329 million (US$212 million), an increase of 1% from RMB1,313 million in the same quarter of 2017.

Income from operations and operating margin

Income from operations in the quarter ended March 31, 2018 was RMB9,221 million (US$1,470 million), or 15% of revenue, a decrease of 3% compared to RMB9,532 million, or 25% of revenue, in the same quarter of 2017.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA achieved growth of 17% to RMB19,454 million (US$3,101 million) in the quarter ended March 31, 2018, compared to RMB16,597 million in the same quarter of 2017, despite adjusted EBITDA margin decreasing from 43% in the quarter ended March 31, 2017 to 31% in the quarter ended March 31, 2018.  Adjusted EBITA achieved growth of 11% to RMB16,805 million (US$2,679 million) in the quarter ended March 31, 2018, compared to RMB15,151 million in the same quarter of 2017, despite adjusted EBITA margin decreasing from 39% in the quarter ended March 31, 2017 to 27% in the quarter ended March 31, 2018.  Adjusted EBITA margin is lower mainly because of New Retail, the consolidation of Cainiao Network, investments in Lazada and spending in growing user base and improving user experience.  Revenue of New Retail, which is included in the core commerce segment, is primarily recorded on a gross basis, which implies lower gross margins. Reconciliations of net income to adjusted EBITDA and adjusted EBITA are included at the end of this results announcement.

As many of our newly developed and acquired businesses have different cost structures, we expect that our margin will continue to be negatively impacted by these businesses and the accounting treatment of revenue recorded on a gross basis.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended March 31,
	2017		2018
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)
Core commerce	18,579	59%	22,186	3,537	43%
Cloud computing	(169)	(8)%	(353)	(56)	(8)%
Digital media and entertainment	(1,711)	(44)%	(2,595)	(414)	(49)%
Innovation initiatives and others	(682)	(74)%	(860)	(137)	(87)%

Core commerce segment — Adjusted EBITA achieved growth of 19% to RMB22,186 million (US$3,537 million) in the quarter ended March 31, 2018, compared to RMB18,579 million in the same quarter of 2017, despite adjusted EBITA margin decreasing from 59% in the quarter ended March 31, 2017 to 43% in the quarter ended March 31, 2018.  Adjusted EBITA margin is lower mainly because of New Retail, Cainiao Network, Lazada and spending to increase user base and improve user experience.  Excluding New Retail, the consolidation of Cainiao Network and investments in Lazada, adjusted core commerce EBITA margin was similar to the prior year period.  Our New Retail businesses primarily include Hema, Intime and Tmall Import.

Cloud computing segment — Adjusted EBITA in the quarter ended March 31, 2018 was a loss of RMB353 million (US$56 million), compared to a loss of RMB169 million in the same quarter of 2017. Adjusted EBITA margin remained stable at negative 8% in the quarter ended March 31, 2018 compared to the same quarter in 2017.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended March 31, 2018 was a loss of RMB2,595 million (US$414 million), compared to a loss of RMB1,711 million in the same quarter of 2017. Adjusted EBITA margin decreased to negative 49% in the quarter ended March 31, 2018 from negative 44% in the quarter ended March 31, 2017, primarily due to an increase in investment in content costs of Youku Tudou.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended March 31, 2018 was a loss of RMB860 million (US$137 million), compared to a loss of RMB682 million in the same quarter of 2017. Adjusted EBITA margin decreased to negative 87% in the quarter ended March 31, 2018, compared to negative 74% in the quarter ended March 31, 2017, primarily due to investments in new business initiatives.

Interest and investment income, net

Interest and investment income, net in the quarter ended March 31, 2018 was RMB1,945 million (US$310 million), compared to RMB6,553 million in the same quarter of 2017, which included non-recurring gains arising from disposals of certain investments and businesses in the quarter ended March 31, 2017.

Other income, net

Other income, net in the quarter ended March 31, 2018 was RMB884 million (US$141 million), compared to RMB440 million in the same quarter of 2017. The increase was primarily due to an increase in exchange gain, offset by the net loss sustained by Ant Financial during the quarter as a result of its aggressive marketing and promotion activities which increased expenses.  This spending had brought substantial additions in new users of Alipay Wallet.  Ant Financial’s net loss in the quarter, in turn, resulted in our reversal of income recognized in respect of royalty fees and software technology services fees from Ant Financial under our profit sharing arrangement.  The reversal of income amounted to a charge of RMB713 million (US$114 million) in the quarter ended March 31, 2018, compared to income of RMB789 million recognized in the same quarter ended March 31, 2017.

Income tax expenses

Income tax expenses in the quarter ended March 31, 2018 were RMB4,164 million (US$664 million), compared to RMB4,553 million in the same quarter of 2017.

Our effective tax rate was 38% in the quarter ended March 31, 2018, compared to 29% in the same quarter of 2017. Excluding share-based compensation expense, impairment of investments and other unrealized investment gain/loss, our effective tax rate would have been 24% in the quarter ended March 31, 2018, compared to 23% in the same quarter of 2017. The increase in effective tax rate was primarily due to an increase in operating losses sustained by Youku Tudou, Lazada and Cainiao.

Share of results of equity investees

Share of results of equity investees in the quarter ended March 31, 2018 was a loss of RMB70 million (US$11 million), compared to a loss of RMB1,444 million in the same quarter of 2017 and a loss of RMB18,452 million in the quarter ended December 31, 2017.  We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended March 31, 2018 and the comparative periods consisted of the following:

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$
	(in millions)
Share of (loss) profit of equity investees:
- Koubei(1)	(505)	(580)	—	—
- Cainiao Network(2)	(375)	—	—	—
- Other equity investees	(41)	681	480	77
Impairment losses	—	(18,153)	—	—
Dilution losses	(61)	(10)	(75)	(12)
Others(3)	(462)	(390)	(475)	(76)
Total	(1,444)	(18,452)	(70)	(11)

(1)         Our cumulative share of Koubei’s losses had brought down the carrying value of our investment in Koubei to zero. As a result, we have ceased to recognize further losses for this investment.

(2)         We started to consolidate Cainiao Network in mid-October 2017 after obtaining control over Cainiao Network.

(3)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

Net income and Non-GAAP net income

Our net income in the quarter ended March 31, 2018 was RMB6,641 million (US$1,059 million), a decrease of 33% compared to RMB9,852 million in the same quarter of 2017. The year-over-year decrease was primarily due to non-recurring disposal gains arising from sale of certain investments in the same quarter of 2017. Excluding non-recurring disposal gains, net income in the quarter ended March 31, 2018 would have increased by 27%. Excluding share-based compensation expense, non-recurring disposal gains and certain other items, non-GAAP net income in the quarter ended March 31, 2018 was RMB14,099 million (US$2,248 million), an increase of 35% compared to RMB10,440 million in the same quarter of 2017. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended March 31, 2018 was RMB7,561 million (US$1,206 million), a decrease of 29% compared to RMB10,647 million in the same quarter of 2017.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended March 31, 2018 was RMB2.88 (US$0.46) on a weighted average of 2,619 million diluted shares outstanding during the quarter, a decrease of 30% compared to RMB4.12 on a weighted average of 2,581 million diluted shares outstanding during the same quarter of 2017. Excluding share-based compensation expense, non-recurring disposal gains and certain other items, non-GAAP diluted EPS in the quarter ended March 31, 2018 was RMB5.73 (US$0.91), an increase of 32% compared to RMB4.35 in the same quarter of 2017. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of March 31, 2018, cash, cash equivalents and short-term investments were RMB205,395 million (US$32,745 million), compared to RMB220,380 million as of December 31, 2017. The decrease in cash, cash equivalents and short-term investments during the quarter ended March 31, 2018 was primarily due to cash used in investing activities, including investments in Wanda Cinemas and Easyhome, and cash used to acquire additional shares of Intime, partly offset by free cash flow generated from operations of RMB8,564 million (US$1,365 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended March 31, 2018 was RMB14,180 million (US$2,261 million), an increase of 32% compared to RMB10,746 million in the same quarter of 2017. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended March 31, 2018 was RMB8,564 million (US$1,365 million), compared to RMB7,980 million in the same quarter of 2017. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended March 31, 2018, net cash used in investing activities of RMB19,816 million (US$3,159 million) primarily reflected cash outflow of RMB15,572 million (US$2,483 million) for investment and acquisition activities, including investments in Wanda Cinemas and Easyhome, as well as capital expenditures and acquisition of intangible assets of RMB7,152 million (US$1,141 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB1,536 million (US$245 million).

Employees

As of March 31, 2018, we had a total of 66,421 employees, compared to 63,809 as of December 31, 2017.  The number of employees as of March 31, 2018 increased by 2,612 from December 31, 2017.

FULL FISCAL YEAR 2018 SUMMARY FINANCIAL RESULTS*

	Year ended March 31,
	2017	2018
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Annual GMV (in billions)	3,767	4,820	768	28%

Revenue	158,273	250,266	39,898	58%

Income from operations	48,055	69,314	11,050	44%
Operating margin	30%	28%
Adjusted EBITDA(2)	74,456	105,792	16,866	42%
Adjusted EBITDA margin(2)	47%	42%
Adjusted EBITA(2)	69,172	97,003	15,465	40%
Adjusted EBITA margin(2)	44%	39%

Net income	41,226	61,412	9,791	49%
Net income attributable to ordinary shareholders	43,675	63,985	10,201	47%
Non-GAAP net income(2)	57,871	83,214	13,266	44%

Diluted earnings per share/ADS (EPS)	16.97	24.51	3.91	44%
Non-GAAP diluted EPS(2)	23.44	32.86	5.24	40%

*                 Our fiscal year ends on March 31 and references to fiscal years 2017 and 2018 are to the fiscal years ended March 31, 2017 and 2018, respectively.

(1)         This results announcement contains translation of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.2726 to US$1.00, the exchange rate on March 30, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this release are calculated based on the RMB amounts.

(2)         See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

FULL FISCAL YEAR 2018 INFORMATION ABOUT SEGMENTS

The table below sets forth selected financial information of our operating segments for fiscal year 2018:

	Year ended March 31, 2018
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	214,020		13,390	19,564	3,292	—	250,266	39,898

Income (loss) from operations	102,743		(3,085)	(14,140)	(6,901)	(9,303)	69,314	11,050
Add: Share-based compensation expense	8,466		2,274	2,142	3,707	3,486	20,075	3,201
Add: Amortization of intangible assets	2,891		12	3,693	198	326	7,120	1,135
Add: Impairment of goodwill	—		—	—	—	494	494	79

Adjusted EBITA	114,100		(799)	(8,305)	(2,996)	(4,997)	97,003	15,465
Adjusted EBITA margin	53	%(2)	(6)%	(42)%	(91)%		39%

	Year ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	133,880	6,663	14,733	2,997	—	158,273

Income (loss) from operations	74,180	(1,681)	(9,882)	(6,798)	(7,764)	48,055
Add: Share-based compensation expense	5,994	1,201	1,454	3,017	4,329	15,995
Add: Amortization of intangible assets	2,258	4	1,886	656	318	5,122

Adjusted EBITA	82,432	(476)	(6,542)	(3,125)	(3,117)	69,172
Adjusted EBITA margin	62%	(7)%	(44)%	(104)%		44%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Adjusted EBITA margin is lower than prior year mainly due to New Retail, the consolidation of Cainiao Network, investments in Lazada and spending in growing user base and improving user experience.  Revenue of New Retail, which is included in the core commerce segment, is primarily recorded on a gross basis, which implies lower gross margins. Our New Retail businesses primarily include Intime, Hema and Tmall Import.

FULL FISCAL YEAR 2018 OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue in fiscal year 2018 was RMB250,266 million (US$39,898 million), an increase of 58% compared to RMB158,273 million in fiscal year 2017. The increase was mainly driven by the continued rapid growth of our China and international commerce retail business, Alibaba Cloud as well as the consolidation of newly acquired businesses, mainly Cainiao Network and Intime. The following table sets forth a breakdown of our revenue for the periods indicated.

	Year ended March 31,
	2017		2018
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	77,530	49%	114,285	18,220	46%	47%
- Commission	34,066	21%	46,525	7,417	19%	37%
- Others	2,513	2%	15,749	2,511	6%	527%
	114,109	72%	176,559	28,148	71%	55%
China commerce wholesale	5,679	4%	7,164	1,142	3%	26%
International commerce retail	7,336	5%	14,216	2,266	6%	94%
International commerce wholesale	6,001	4%	6,625	1,056	2%	10%
Cainiao logistics services	—	—	6,759	1,078	3%	N/A
Others	755	0%	2,697	430	1%	257%
Total core commerce	133,880	85%	214,020	34,120	86%	60%

Cloud computing	6,663	4%	13,390	2,135	5%	101%
Digital media and entertainment	14,733	9%	19,564	3,119	8%	33%
Innovation initiatives and others	2,997	2%	3,292	524	1%	10%
Total	158,273	100%	250,266	39,898	100%	58%

Core commerce segment

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in fiscal year 2018 was RMB176,559 million (US$28,148 million), or 71% of total revenue, an increase of 55% compared to RMB114,109 million in fiscal year 2017. This robust revenue growth reflected the growth of our New Retail initiatives, including Hema fresh food grocery business, the import business and Intime Department Stores.

In addition, revenue from our China retail marketplaces (mainly comprised of Taobao and Tmall) continued to see strong growth.  The growth was primarily driven by the robust growth of customer management revenue, which grew 47% year-over-year, primarily driven by increases in the average unit price per clicks and the volume of clicks, reflecting our ability to deliver more relevant recommendations to consumers through personalization technology and the higher value that merchants put on such technology to reach the relevant users and increase conversion.  This resulted in higher average spending on our customer management services by an increasing number of brands and merchants.  Commission revenue grew by 37% year-over-year, primarily due to strong growth in physical goods GMV on Tmall.  The commission revenue growth rate was lower than the physical goods GMV growth rate, because of discounts and rebates we provided to merchants during promotions. Other revenue was RMB15,749 million (US$2,511 million) in fiscal year 2018, a significant increase compared to RMB2,513 million in fiscal year 2017, primarily driven by our New Retail businesses, including the consolidation of Intime and contribution from Tmall Import and Hema.

GMV — GMV transacted on our China retail marketplaces in fiscal year 2018 was RMB4,820 billion (US$768 billion), an increase of 28% compared to RMB3,767 billion in fiscal year 2017. GMV transacted on Taobao Marketplace in fiscal year 2018 was RMB2,689 billion (US$428 billion), an increase of 22% compared to fiscal year 2017. GMV transacted on Tmall in fiscal year 2018 was RMB2,131 billion (US$340 billion), an increase of 36% compared to fiscal year 2017. The growth of total GMV transacted on our China retail marketplaces was primarily driven by an increase in the number of active consumers and an increase in average annual spend per active consumer.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in fiscal year 2018 was RMB7,164 million (US$1,142 million), an increase of 26% compared to RMB5,679 million in fiscal year 2017. The increase was due to an increase in average revenue from paying members on our 1688.com platform.

•                  International commerce retail business

Revenue from our international commerce retail business in fiscal year 2018 was RMB14,216 million (US$2,266 million), an increase of 94% compared to RMB7,336 million in fiscal year 2017. The increase was primarily due to an increase in revenue generated from Lazada and AliExpress, primarily driven by robust GMV growth on these two marketplaces.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in fiscal year 2018 was RMB6,625 million (US$1,056 million), an increase of 10% compared to RMB6,001 million in fiscal year 2017.

•                  Cainiao logistics services

Revenue from Cainiao logistics services represents revenue from the domestic and cross-border fulfilment services provided by Cainiao Network, after elimination of inter-company transactions.  We started to consolidate Cainiao Network in mid-October 2017.

Cloud computing

Revenue from our cloud computing business in fiscal year 2018 was RMB13,390 million (US$2,135 million), an increase of 101% compared to RMB6,663 million in fiscal year 2017, primarily driven by an increase in the number of paying customers, and also to an increase in their usage of our cloud computing services including more complex offerings, such as our content delivery network and database services.

Digital media and entertainment

Revenue from our digital media and entertainment business in fiscal year 2018 was RMB19,564 million (US$3,119 million), an increase of 33% compared to RMB14,733 million in fiscal year 2017. The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as news feeds and mobile search, and also to an increase in subscription revenue from Youku Tudou.

Innovation initiatives and others

Revenue from innovation initiatives and others in fiscal year 2018 was RMB3,292 million (US$524 million), an increase of 10% compared to RMB2,997 million in fiscal year 2017. Starting from fiscal year 2018, we reclassified revenue from our fresh food stores Hema, previously reported under this segment, as revenue from China commerce retail because Hema has moved beyond the incubation stage.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Year ended March 31,					% of
	2017		2018			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)

Costs and expenses:
Cost of revenue	59,483	38%	107,044	17,065	43%	5%
Product development expenses	17,060	11%	22,754	3,628	9%	(2)%
Sales and marketing expenses	16,314	10%	27,299	4,352	11%	1%
General and administrative expenses	12,239	8%	16,241	2,589	6%	(2)%
Amortization of intangible assets	5,122	3%	7,120	1,135	3%	0%
Impairment of goodwill	—	—	494	79	0%	0%
Total costs and expenses	110,218	70%	180,952	28,848	72%	2%

Share-based compensation expense by function:
Cost of revenue	3,893	2%	5,505	878	2%	0%
Product development expenses	5,712	4%	7,374	1,176	3%	(1)%
Sales and marketing expenses	1,772	1%	2,037	325	1%	0%
General and administrative expenses	4,618	3%	5,159	822	2%	(1)%
Total share-based compensation expense	15,995	10%	20,075	3,201	8%	(2)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	55,590	36%	101,539	16,187	41%	5%
Product development expenses	11,348	7%	15,380	2,452	6%	(1)%
Sales and marketing expenses	14,542	9%	25,262	4,027	10%	1%
General and administrative expenses	7,621	5%	11,082	1,767	4%	(1)%
Amortization of intangible assets	5,122	3%	7,120	1,135	3%	0%
Impairment of goodwill	—	—	494	79	0%	0%
Total costs and expenses excluding share-based compensation expenses	94,223	60%	160,877	25,647	64%	4%

Cost of revenue — Cost of revenue in fiscal year 2018 was RMB107,044 million (US$17,065 million), or 43% of revenue, compared to RMB59,483 million, or 38% of revenue, in fiscal year 2017. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 36% in fiscal year 2017 to 41% in fiscal year 2018. This increase was primarily due to cost of inventory in our New Retail businesses and Lazada, as well as investments in Cainiao Network and our spending in growing user base and improving user experience.

Product development expenses — Product development expenses in fiscal year 2018 were RMB22,754 million (US$3,628 million), or 9% of revenue, compared to RMB17,060 million, or 11% of revenue, in fiscal year 2017. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 7% in fiscal year 2017 to 6% in fiscal year 2018 due to operating leverage.

Sales and marketing expenses — Sales and marketing expenses in fiscal year 2018 were RMB27,299 million (US$4,352 million), or 11% of revenue, compared to RMB16,314 million, or 10% of revenue, in fiscal year 2017. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 9% in fiscal year 2017 to 10% in fiscal year 2018, primarily due to our discretionary advertising and promotional spending for user acquisition that led to significant increase in annual active consumers and MAUs in fiscal year 2018.

General and administrative expenses — General and administrative expenses in fiscal year 2018 were RMB16,241 million (US$2,589 million), or 6% of revenue, compared to RMB12,239 million, or 8% of revenue, in fiscal year 2017. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue in fiscal year 2018 would have decreased from 5% in fiscal year 2017 to 4% in fiscal year 2018.

Share-based compensation expense —Share-based compensation expense included in the cost and expense items above in fiscal year 2018 was RMB20,075 million (US$3,201 million), compared to RMB15,995 million in fiscal year 2017. Share-based compensation expense as a percentage of revenue decreased to 8% in fiscal year 2018 from 10% in fiscal year 2017. The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Year ended March 31,
	2017		2018
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	11,810	8%	15,267	2,434	6%	29%
- Ant Financial employees and other consultants(1)	1,277	1%	1,603	256	1%	26%
Ant Financial share-based awards granted to our employees(1)	2,188	1%	2,278	363	1%	4%
Others	720	0%	927	148	0%	29%
Total share-based compensation expense	15,995	10%	20,075	3,201	8%	26%

(1)                    Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees increased in fiscal year 2018 as compared to fiscal year 2017. This increase was primarily due to the general increase in the average fair market value of the awards granted.

Amortization of intangible assets — Amortization of intangible assets in fiscal year 2018 was RMB7,120 million (US$1,135 million), an increase of 39% from RMB5,122 million in fiscal year 2017. This increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments.

Income from operations

Income from operations in fiscal year 2018 was RMB69,314 million (US$11,050 million), or 28% of revenue, an increase of 44% compared to RMB48,055 million, or 30% of revenue, in fiscal year 2017.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA achieved growth of 42% to RMB105,792 million (US$16,866 million) in fiscal year 2018, compared to RMB74,456 million in fiscal year 2017, despite adjusted EBITDA margin decreasing from 47% in fiscal year 2017 to 42% in fiscal year 2018.  Adjusted EBITA achieved growth of 40% to RMB97,003 million (US$15,465 million) in fiscal year 2018, compared to RMB69,172 million in fiscal year 2017, despite adjusted EBITA margin decreasing from 44% in fiscal year 2017 to 39% in fiscal year 2018.  Adjusted EBITA margin is lower mainly because of New Retail, the consolidation of Cainiao Network, investments in Lazada and spending in growing user base and improving user experience.  Revenue of New Retail, which is included in the core commerce segment, is primarily recorded on a gross basis, which implies lower gross margins. Reconciliations of net income to adjusted EBITDA and adjusted EBITA are included at the end of this results announcement.

As we will continue to invest a portion of our free cash flow in new businesses and acquired businesses, and these newly developed and acquired businesses have different cost structures, we expect our margin will continue to be negatively impacted by these businesses and the accounting treatment of revenue recorded on a gross basis.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. A reconciliation of income from operations to adjusted EBITA for each segment is included at the end of this results announcement.

	Year ended March 31,
	2017		2018
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	82,432	62%	114,100	18,190	53%
Cloud computing	(476)	(7)%	(799)	(127)	(6)%
Digital media and entertainment	(6,542)	(44)%	(8,305)	(1,324)	(42)%
Innovation initiatives and others	(3,125)	(104)%	(2,996)	(478)	(91)%

Core commerce segment — Adjusted EBITA achieved growth of 38% to RMB114,100 million (US$18,190 million) in fiscal year 2018, compared to RMB82,432 million in fiscal year 2017, despite adjusted EBITA margin decreasing from 62% in fiscal year 2017 to 53% in fiscal year 2018.  Core commerce adjusted EBITA margin is lower mainly because of New Retail, Cainiao Network, Lazada and spending to increase user base and improve user experience.  Excluding New Retail, the consolidation of Cainiao Network and investments in Lazada, adjusted core commerce EBITA margin would have been 63% for fiscal year 2018.  Our New Retail businesses primarily include Intime, Hema and Tmall Import.

Cloud computing segment — Adjusted EBITA in fiscal year 2018 was a loss of RMB799 million (US$127 million), compared to a loss of RMB476 million in fiscal year 2017. Adjusted EBITA margin improved to negative 6% in fiscal year 2018 from negative 7% in fiscal year 2017.

Digital media and entertainment segment — Adjusted EBITA in fiscal year 2018 was a loss of RMB8,305 million (US$1,324 million), compared to a loss of RMB6,542 million in fiscal year 2017. Adjusted EBITA margin improved to negative 42% in fiscal year 2018 from negative 44% in fiscal year 2017, primarily due to improved results from UCWeb and other media and entertainment businesses, partially offset by an increase in investment in content costs of Youku Tudou.

Innovation initiatives and others segment — Adjusted EBITA in fiscal year 2018 was a loss of RMB2,996 million (US$478 million), compared to a loss of RMB3,125 million in fiscal year 2017. Adjusted EBITA margin was negative 91% in fiscal year 2018, compared to negative 104% in fiscal year 2017.

Interest and investment income, net

Interest and investment income, net in fiscal year 2018 was RMB30,495 million (US$4,862 million), a significant increase from RMB8,559 million in fiscal year 2017, primarily due to a non-cash gain of RMB22,442 million (US$3,578 million) arising from the revaluation of our previously held equity interest in Cainiao Network when we acquired control over Cainiao Network in mid-October 2017.

Interest expense

Interest expense in fiscal year 2018 was RMB3,566 million (US$568 million), an increase of 34% compared to RMB2,671 million in fiscal year 2017, primarily due to an increase in average debt outstanding reflecting primarily an additional US$7.0 billion unsecured senior notes issued in fiscal year 2018.

Other income, net

Other income, net in fiscal year 2018 was RMB4,160 million (US$663 million), a decrease of 32% compared to RMB6,086 million in fiscal year 2017. The decrease was primarily due to an increase in exchange losses, partly offset by an increase in income recognized in respect of royalty fees and software technology services fees from Ant Financial, which was RMB3,444 million (US$549 million) in fiscal year 2018, compared to RMB2,086 million in fiscal year 2017.

Income tax expenses

Income tax expenses in fiscal year 2018 were RMB18,199 million (US$2,901 million), an increase of 32% compared to RMB13,776 million in fiscal year 2017. Our effective tax rate decreased to 18% in fiscal year 2018 from 23% in fiscal year 2017. Income before income tax and share of results of equity investees in fiscal year 2018 included a gain of RMB22,442 million (US$3,578 million) from revaluation of our previously held equity interest in Cainiao Network when we acquired control over Cainiao Network in mid-October 2017, which were non-taxable, leading to a lower effective tax rate in fiscal year 2018. Excluding share-based compensation expense, impairment of goodwill and investments, as well as other unrealized investment gain/loss, our effective tax rate would have been remained stable at 18% in fiscal year 2018, compared to fiscal year 2017.

Share of results of equity investees

Share of results of equity investees in fiscal year 2018 consisted of the following:

	Year ended March 31,
	2017	2018
	RMB	RMB	US$
	(in millions)
Share of (loss) profit of equity investees:
- Koubei	(990)	(1,340)	(214)
- Cainiao Network(1)	(1,056)	(518)	(83)
- Others	(838)	1,040	166
Impairment losses	(245)	(18,153)	(2,894)
Dilution losses	(336)	(128)	(20)
Others(2)	(1,562)	(1,693)	(270)
	(5,027)	(20,792)	(3,315)

(1)         We started to consolidate Cainiao Network in mid-October 2017 after obtaining control over Cainiao Network.

(2)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expenses.

During fiscal year 2018, we took an impairment loss of RMB18,116 million (US$2,888 million) with respect to Alibaba Pictures, one of our affiliated movie production businesses. The impairment represented the difference between the market value and our carrying value of this investment as of December 31, 2017. In June 2015, following a financing transaction that diluted our shareholding from a controlling position to minority investment, we were required to write up the carrying value to the substantially increased market value of Alibaba Pictures at the time. As a result, we booked a non-cash accounting gain of RMB24,734 million, which increased the carrying value of our investment in Alibaba Pictures from RMB4,818 million to RMB29,552 million. Since June 2015, the market value of Alibaba Pictures has declined and remained below our increased carrying value. The continued low market price combined with Alibaba Pictures’ strategic decision to increase investments and expenses for market share growth of its online movie ticketing business caused us to conclude that the decline in market value against our carrying value may be “other-than-temporary,” which led us to take the impairment in fiscal year 2018.

Net income and Non-GAAP net income

As a result of the foregoing, our net income in fiscal year 2018 was RMB61,412 million (US$9,791 million), an increase of 49% compared to RMB41,226 million in fiscal year 2017. Non-GAAP net income in fiscal year 2018 was RMB83,214 million (US$13,266 million), an increase of 44% compared to RMB57,871 million in fiscal year 2017. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in fiscal year 2018 was RMB63,985 million (US$10,201 million), an increase of 47% compared to RMB43,675 million in fiscal year 2017.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in fiscal year 2018 was RMB24.51 (US$3.91) on a weighted average of 2,610 million diluted shares outstanding during the year, an increase of 44% compared to RMB16.97 on a weighted average of 2,573 million diluted shares outstanding in fiscal year 2017. Non-GAAP diluted EPS in fiscal year 2018 was RMB32.86 (US$5.24), an increase of 40% compared to RMB23.44 in fiscal year 2017. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of March 31, 2018, cash, cash equivalents and short-term investments were RMB205,395 million (US$32,745 million), compared to RMB146,747 million as of March 31, 2017. The increase in cash, cash equivalent and short-term investments in fiscal year 2018 was primarily due to free cash flow generated from operations and proceeds from our issuance of US$7.0 billion unsecured senior notes, offset by net cash used for investment and acquisition, and cash used to acquire additional shares of Lazada and Intime.

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in fiscal year 2018 was RMB125,171 million (US$19,955 million), an increase of 56% compared to RMB80,326 million in fiscal year 2017. Free cash flow, a non-GAAP measurement of liquidity, in fiscal year 2018 was RMB99,362 million (US$15,841 million), compared to RMB68,790 million in fiscal year 2017. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During fiscal year 2018, net cash used in investing activities of RMB83,890 million (US$13,374 million) mainly included investment and acquisition activities of RMB66,134 million (US$10,543 million), including investments in Sun Art Retail Group Limited, Ele.me, Wanda Cinema, Easyhome, Tokopedia and Lianhua Supermarket, and privatization of Intime, as well as capital expenditures and acquisition of intangible assets of RMB29,836 million (US$4,756 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB4,027 million (US$642 million), partially offset by cash inflow of RMB13,408 million (US$2,138 million) from disposals of various investments.

Revenue guidance for fiscal year 2019

We expect revenue growth for fiscal year 2019 to be over 60% year over year. Excluding the consolidation of Ele.me and Cainiao Network, we expect revenue growth for fiscal year 2019 to be over 50%.  We will continue to invest our operating free cash flow to generate long-term sustainable profit growth.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on May 4, 2018.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 6887267

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 6887267).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on May 4, 2018.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs and expectations regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s expected revenue growth; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS.  We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, other income, net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, other income, net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and others.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	38,579	61,932	9,873	158,273	250,266	39,898
Cost of revenue	(15,490)	(32,504)	(5,182)	(59,483)	(107,044)	(17,065)
Product development expenses	(4,518)	(6,686)	(1,066)	(17,060)	(22,754)	(3,628)
Sales and marketing expenses	(4,332)	(7,641)	(1,218)	(16,314)	(27,299)	(4,352)
General and administrative expenses	(3,394)	(4,551)	(725)	(12,239)	(16,241)	(2,589)
Amortization of intangible assets	(1,313)	(1,329)	(212)	(5,122)	(7,120)	(1,135)
Impairment of goodwill	—	—	—	—	(494)	(79)

Income from operations	9,532	9,221	1,470	48,055	69,314	11,050
Interest and investment income, net	6,553	1,945	310	8,559	30,495	4,862
Interest expense	(676)	(1,175)	(187)	(2,671)	(3,566)	(568)
Other income, net	440	884	141	6,086	4,160	663

Income before income tax and share of results of equity investees	15,849	10,875	1,734	60,029	100,403	16,007
Income tax expenses	(4,553)	(4,164)	(664)	(13,776)	(18,199)	(2,901)
Share of results of equity investees	(1,444)	(70)	(11)	(5,027)	(20,792)	(3,315)

Net income	9,852	6,641	1,059	41,226	61,412	9,791
Net loss attributable to noncontrolling interests	795	1,028	164	2,449	2,681	427

Net income attributable to Alibaba Group Holding Limited	10,647	7,669	1,223	43,675	64,093	10,218

Accretion of mezzanine equity	—	(108)	(17)	—	(108)	(17)
Net income attributable to ordinary shareholders	10,647	7,561	1,206	43,675	63,985	10,201

Earnings per share attributable to ordinary shareholders
Basic	4.24	2.95	0.47	17.52	25.06	4.00
Diluted	4.12	2.88	0.46	16.97	24.51	3.91

Weighted average number of share used in calculating net income per ordinary share
Basic	2,513	2,560		2,493	2,553
Diluted	2,581	2,619		2,573	2,610

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(1)	31,570	51,287	8,176	133,880	214,020	34,120
Cloud computing(2)	2,163	4,385	699	6,663	13,390	2,135
Digital media and entertainment(3)	3,927	5,272	840	14,733	19,564	3,119
Innovation initiatives and others(4)	919	988	158	2,997	3,292	524

Total	38,579	61,932	9,873	158,273	250,266	39,898

(1)         Revenue from core commerce is primarily generated from our China retail marketplaces, 1688.com, AliExpress, Alibaba.com, Lazada.com and Cainiao logistics services.

(2)         Revenue from cloud computing is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(3)         Revenue from digital media and entertainment mainly represents advertising and subscription revenue generated from our digital entertainment business provided by Youku Tudou and mobile Internet services revenue from UCWeb businesses.

(4)         Revenue from innovation initiatives and others mainly represents revenue generated by AutoNavi and YunOS, as well as fees from Ant Financial related to the SME loan business.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	16,500	18,660	2,975	74,180	102,743	16,379
Cloud computing	(505)	(1,063)	(169)	(1,681)	(3,085)	(492)
Digital media and entertainment	(2,586)	(3,541)	(565)	(9,882)	(14,140)	(2,254)
Innovation initiatives and others	(1,888)	(2,019)	(322)	(6,798)	(6,901)	(1,100)
Unallocated	(1,989)	(2,816)	(449)	(7,764)	(9,303)	(1,483)

Total	9,532	9,221	1,470	48,055	69,314	11,050

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	18,579	22,186	3,537	82,432	114,100	18,190
Cloud computing	(169)	(353)	(56)	(476)	(799)	(127)
Digital media and entertainment	(1,711)	(2,595)	(414)	(6,542)	(8,305)	(1,324)
Innovation initiatives and others	(682)	(860)	(137)	(3,125)	(2,996)	(478)
Unallocated	(866)	(1,573)	(251)	(3,117)	(4,997)	(796)

Total	15,151	16,805	2,679	69,172	97,003	15,465

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2017	2018
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	143,736	199,309	31,775
Short-term investments	3,011	6,086	970
Restricted cash and escrow receivables	2,655	3,417	545
Investment securities	4,054	4,815	768
Prepayments, receivables and other assets(1)	28,408	43,228	6,891
Total current assets	181,864	256,855	40,949

Investment securities	31,452	38,192	6,089
Prepayments, receivables and other assets(1)	8,703	16,897	2,694
Investment in equity investees	120,368	139,700	22,271
Property and equipment, net	20,206	66,489	10,600
Land use rights, net	4,691	9,377	1,495
Intangible assets, net	14,108	27,465	4,378
Goodwill	125,420	162,149	25,850
Total assets	506,812	717,124	114,326

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	5,948	6,028	961
Current portion of unsecured notes	8,949	—	—
Income tax payable	6,125	13,689	2,181
Escrow money payable	2,322	3,053	487
Accrued expenses, accounts payable and other liabilities(1)	46,979	81,165	12,940
Merchant deposits	8,189	9,578	1,527
Deferred revenue and customer advances	15,052	22,297	3,555
Total current liabilities	93,564	135,810	21,651

(1)                  Certain reclassifications in prepayments, receivables and other assets, accrued expenses, accounts payable and other liabilities and deferred tax liabilities as of March 31, 2017 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2018.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
	(in millions)

Deferred revenue	641	993	158
Deferred tax liabilities(1)	10,361	19,312	3,079
Non-current bank borrowings	30,959	34,153	5,445
Unsecured senior notes	45,876	85,372	13,610
Other liabilities	1,290	2,045	327
Total liabilities	182,691	277,685	44,270

Commitments and contingencies	—	—	—
Mezzanine equity	2,992	3,001	478
Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	164,585	186,764	29,775
Treasury shares at cost	(2,823)	(2,233)	(356)
Restructuring reserve	(624)	(361)	(58)
Subscription receivables	(63)	(163)	(26)
Statutory reserves	4,080	4,378	698
Accumulated other comprehensive income	5,085	5,083	810
Retained earnings	108,558	172,353	27,477

Total Alibaba Group Holding Limited shareholders’ equity	278,799	365,822	58,320
Noncontrolling interests	42,330	70,616	11,258

Total equity	321,129	436,438	69,578

Total liabilities, mezzanine equity and equity	506,812	717,124	114,326

(1)                  Certain reclassifications in prepayments, receivables and other assets, accrued expenses, accounts payable and other liabilities and deferred tax liabilities as of March 31, 2017 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2018.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities	10,746	14,180	2,261	80,326	125,171	19,955
Net cash used in investing activities	(3,035)	(19,816)	(3,159)	(78,364)	(83,890)	(13,374)
Net cash provided by (used in) financing activities	2,482	(4,605)	(734)	32,914	20,359	3,246
Effect of exchange rate changes on cash and cash equivalents	(446)	(2,646)	(422)	2,042	(6,067)	(967)

Increase (decrease) in cash and cash equivalents	9,747	(12,887)	(2,054)	36,918	55,573	8,860
Cash and cash equivalents at beginning of period	133,989	212,196	33,829	106,818	143,736	22,915

Cash and cash equivalents at end of period	143,736	199,309	31,775	143,736	199,309	31,775

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	9,852	6,641	1,059	41,226	61,412	9,791
Less: Interest and investment income, net	(6,553)	(1,945)	(310)	(8,559)	(30,495)	(4,862)
Add: Interest expense	676	1,175	187	2,671	3,566	568
Less: Other income, net	(440)	(884)	(141)	(6,086)	(4,160)	(663)
Add: Income tax expenses	4,553	4,164	664	13,776	18,199	2,901
Add: Share of results of equity investees	1,444	70	11	5,027	20,792	3,315
Income from operations	9,532	9,221	1,470	48,055	69,314	11,050
Add: Share-based compensation expense	4,306	6,255	997	15,995	20,075	3,201
Add: Amortization of intangible assets	1,313	1,329	212	5,122	7,120	1,135
Add: Impairment of goodwill	—	—	—	—	494	79
Adjusted EBITA	15,151	16,805	2,679	69,172	97,003	15,465
Add: Depreciation and amortization of property and equipment and land use rights	1,446	2,649	422	5,284	8,789	1,401
Adjusted EBITDA	16,597	19,454	3,101	74,456	105,792	16,866

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	9,852	6,641	1,059	41,226	61,412	9,791
Add: Share-based compensation expense	4,306	6,255	997	15,995	20,075	3,201
Add: Amortization of intangible assets	1,313	1,329	212	5,122	7,120	1,135
Add: Impairment of goodwill and investments	133	89	14	2,542	20,463	3,262
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(5,603)	(153)	(24)	(7,346)	(25,945)	(4,137)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	65	65	10	264	264	42
Add: Immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings	—	—	—	—	92	15
Adjusted for tax effects on non-GAAP adjustments(1)	374	(127)	(20)	68	(267)	(43)

Non-GAAP net income	10,440	14,099	2,248	57,871	83,214	13,266

(1)         Tax effects on non-GAAP adjustments comprise of tax provisions on the amortization of intangible assets and certain gains on disposal of investments, as well as tax benefits from share-based awards.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders — basic	10,647	7,561	1,206	43,675	63,985	10,201
Dilution effect on earnings arising from option plans operated by a subsidiary and equity investees	(5)	(11)	(2)	(11)	(21)	(3)
Net income attributable to ordinary shareholders — diluted	10,642	7,550	1,204	43,664	63,964	10,198
Add: Non-GAAP adjustments to net income(1)	588	7,458	1,189	16,645	21,802	3,475
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	11,230	15,008	2,393	60,309	85,766	13,673

Weighted average number of shares on a diluted basis	2,581	2,619		2,573	2,610
Diluted EPS(2)	4.12	2.88	0.46	16.97	24.51	3.91
Add: Non-GAAP adjustments to net income per share(3)	0.23	2.85	0.45	6.47	8.35	1.33

Non-GAAP diluted EPS(4)	4.35	5.73	0.91	23.44	32.86	5.24

(1)        See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)        Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(3)        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(4)        Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	10,746	14,180	2,261	80,326	125,171	19,955
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(2,832)	(5,616)	(896)	(12,220)	(25,809)	(4,114)
Add: Others	66	—	—	684	—	—

Free cash flow	7,980	8,564	1,365	68,790	99,362	15,841

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(in millions)
Annual active consumers	434	439	443	454	466	488	515	552

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(in millions)
Mobile MAUs	427	450	493	507	529	549	580	617

Revenue per active consumer / mobile revenue per mobile MAU

The table below sets forth information with respect to annual China commerce retail revenue per annual active consumer and annualized mobile revenue per mobile MAU from China commerce retail for the periods presented:

	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(in RMB)
Annual China commerce retail revenue per annual active consumer(1)	202	215	241	251	273	293	315	320

Mobile revenue per mobile MAU from China commerce retail — Annualized(2)	140	151	166	179	196	213	229	230

(1)                                 China commerce retail revenue per active consumer for each of the above periods is calculated by dividing the China commerce retail revenue for the previous 12-month period by the annual active consumers for the same 12-month period.

(2)                                 Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the previous 12-month period by the mobile MAUs for the last month of the same period.